EXHIBIT 99.1

DSC Reports Second Quarter 2026 Unaudited Financial Results

HANGZHOU, China, Aug. 26, 2026 (GLOBE NEWSWIRE) -- DSC Holdings Ltd. (“DSC” or the “Company”) (Nasdaq: DSC), the AI application infrastructure for China’s used car industry, today announced its unaudited financial results for the second quarter ended June 30, 2026.

FINANCIAL HIGHLIGHTS
(Amounts in millions, except per ADS)	Q2 2026	Q2 2025	Q2 2026
	RMB	RMB	US$
Revenue	167.0	161.1	24.6
Net loss	(240.5)	(25.0)	(35.4)
Adjusted net loss (non-GAAP)	(7.4)	(19.2)	(1.1)
Adjusted basic and diluted net loss per ADS	(0.15)	(2.82)	(0.02)

  Second quarter revenue increased 3.7% year over year, while adjusted net loss (non-GAAP) narrowed by 61.5%, reflecting continued significant improvement in operating efficiency.

  GAAP net loss was RMB240.5 million (US$35.4 million), primarily reflecting the recognition of RMB227.8 million (US$33.6 million) in share-based compensation upon the completion of the IPO in June 2026 and IPO-related expenses.

OPERATING HIGHLIGHTS	Q2 2026
Operating System Engagement Metrics – DaFengChe[1]
Dealership MAU[2]	65,334
User MAU[2]	199,933
Monetization Metrics – used car dealers only[1]
Dealerships
• Number of monetized used car dealerships[3]	9,146
• ARPU of monetized used car dealerships[4]	RMB6,672
Transaction Services
• Number of monetized transaction services[5]	214,451
• Average revenue per transaction service[6]	RMB259

  Beginning with this Q2 2026 earnings release, the Company starts reporting certain operating metrics for its used car related operations in light of the overall evolution of its businesses. Please note that such used-car-only metrics should not be directly compared to historical operating metrics, which comprised different components.
  “Dealership MAU” refers to average monthly active dealership accounts, and “User MAU” refers to average monthly active individual user accounts. Both are measured by the number of unique mobile devices that have accessed DSC’s operating system at least once during a month, except that if a user uses multiple mobile devices to access DSC’s operating system during a given month, they will be counted as only one dealership or one user account.
  “Monetized used car dealerships” refers to used car dealerships from whom DSC generates revenues by receiving a fee from either the dealership or its collaborator.
  "ARPU of monetized used car dealerships" refers to the average revenue per monetized used car dealership, calculated by dividing the total revenue generated from monetized used car dealerships by the number of such dealerships during a given period.
  “Monetized transaction services” refers to used car related transaction services that the Company generates revenues from, primarily B2B matching, used car inspection, car delivery and other B2B collaboration services. The Company also provides some transaction services to used car dealers free of charge.
  “Average revenue per transaction service” refers to the average revenue generated per monetized transaction service, calculated by dividing the total revenue generated from monetized transaction services by the number of such services during a given period.

MANAGEMENT COMMENTS
Mr. Junhong Yao, founder, director and chief executive officer of DSC, commented: “The second quarter marked an important milestone for DSC with the completion of our Nasdaq IPO in June. Our operating performance remained resilient during the quarter, with DaFengChe maintaining broad, in-depth dealer engagement, our revenue growing year over year, and our losses narrowing significantly.”

“In the second quarter, we also made meaningful progress in AI-powered products and services. We developed several AI agents by training commoditized LLMs on our massive, granular, proprietary, real-time data, and deployed them into used car dealers’ daily workflows. Our market intelligence AI agents enabled dealers to make far better-informed purchasing and selling decisions, and have delivered tangible results for some of them. These early successes demonstrate the value that AI can create when applied to a conventional industry in the real economy. While creating value for dealers, these AI applications are also presenting a number of new monetization opportunities for DSC, which we are actively exploring and expect to test through selected trials in the near term," he added.

“At the same time, our Nasdaq listing has placed us on the global stage just as China's used-car exports are growing tremendously. We have begun to cautiously explore how our technological capabilities could support this rapidly expanding cross-border market.”

Ms. Qin Zou, director and chief financial officer of DSC, added: "We are pleased with our performance in the second quarter, with revenue growing 3.7% year over year, broadly in line with our expectations based on historical trends and industry seasonality. Notably, our adjusted net loss narrowed by 61.5% to RMB7.4 million, reflecting our unwavering focus on profitability.

AI has been a major factor in both reducing our operating expenses and opening up new monetization fronts. In the second quarter, we ran intensive company-wide campaigns to drive rapid AI adoption and make our organization operate leaner, faster and better. We have also moved quickly to integrate AI into our dealer-facing products and services, where we are beginning to see early revenues and will continue to explore their full monetization potential. Looking ahead, we remain focused on the quality of growth, expanding monetization across our dealer-centric ecosystem, particularly opportunities created by AI applications, and continuing to improve profitability."

FINANCIAL RESULT DETAILS
Revenue
Revenue increased 3.7% year over year to RMB167.0 million (US$24.6 million) in the second quarter of 2026, primarily due to certain customer engagement solution projects for OEMs being accepted and the related revenue recognized during the quarter, partially offset by lower revenue following the discontinuation of certain OEM-facing marketing services.

Cost of Revenue
Cost of revenue increased 15.0% to RMB108.0 million (US$15.9 million), primarily reflecting higher costs associated with the growth in customer engagement solutions.

Operating Expenses
Total operating expenses were RMB302.5 million (US$44.6 million), compared with RMB91.8 million in the same period of 2025, primarily due to the recognition of RMB227.8 million (US$33.6 million) in share-based compensation upon the completion of the IPO in June and IPO-related expenses. Excluding share-based compensation, general and administrative, sales and marketing, and research and development expenses declined 14.0%, 14.0% and 29.2% year over year, respectively, reflecting continued cost discipline and improved operating efficiency.

Net Loss and Adjusted Net Loss (Non-GAAP)
Net loss was RMB240.5 million (US$35.4 million), compared with RMB25.0 million in the same period of 2025, primarily due to share-based compensation and IPO-related expenses in the total amount of RMB227.8 million (US$33.6 million).

Adjusted net loss (non-GAAP) narrowed 61.5% to RMB7.4 million (US$1.1 million), reflecting continued improvement in operating efficiency.

Balance Sheet and Liquidity
Liquidity strengthened following the Company’s IPO in June 2026, with cash and cash equivalents reaching RMB451.3 million (US$66.5 million) as of June 30, 2026.

CONFERENCE CALL INFORMATION
The Company’s management will host two separate live video webcasts to discuss the financial results and recent business developments, with one session conducted in Chinese and the other in English. The Chinese- and English-language sessions will cover the same prepared content. To join the webcasts, participants must use the respective links below to complete an online registration process. Participants may join the session conducted in their preferred language.

Details of the live video webcasts are as follows:
Chinese Session
Date: August 26, 2026
Time: 5:00 A.M. Eastern Time (5:00 P.M. Beijing/Hong Kong Time on the same day)
Webcast link: https://us06web.zoom.us/webinar/register/WN_1ZVTr026QCWpjDgPQcYZyw

English Session
Date: August 26, 2026
Time: 8:00 A.M. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day)
Webcast link: https://us06web.zoom.us/webinar/register/WN_3w3A0GPFR0mrwkOWeHayGQ

The earnings release and related materials, including live and archived webcasts of both sessions, will be available on the Company's investor relations website at https://ir.dasouche.com.

ABOUT DSC
DSC is the AI application infrastructure for China’s used car industry. The Company has held over 90% market share in operating system for China’s used car dealers since 2021, according to China Insights Consultancy, giving it nation-wide dealer connection and massive, granular, proprietary, real-time industry data. Building on this digital foundation, DSC further supports used car dealers with essential transaction services across their workflows. DSC’s services also engage and benefit thousands of dealers’ collaborators, such as inspectors, transporters and other internet platforms, creating an ecosystem with used car dealers at its center.

SAFE HARBOR STATEMENT
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any duty to update such information, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES
The Company uses adjusted loss, which is a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted loss for the year provides useful information about its results of operations and enhances the overall understanding of its past performance and future prospects.

The Company defines non-GAAP financial measure by excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business combinations from the respective GAAP financial measure.

Adjusted loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review adjusted loss for the year and the reconciliation to its most directly comparable U.S. GAAP measure. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the Company’s non-GAAP financial measure to its most comparable U.S. GAAP measure are included at the end of this press release.

EXCHANGE RATE
This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the noon buying rates of RMB6.7851 to US$1.00 in effect on June 30, 2026, as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

INVESTOR RELATIONS CONTACT

DSC IR Department
Email: ir@souche.com

The Blueshirt Group
Ms. Feifei Shen
Email: dsc@blueshirtgroup.co

DSC HOLDINGS LTD. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for share and per share data, unless otherwise noted)
	As of	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	178,862	451,285	66,511
Restricted cash	1,147	1,147	169
Short-term investments	31,730	79,406	11,703
Accounts receivable, net	60,753	49,431	7,285
Amounts due from related parties, current	84,626	141,556	20,863
Contract assets, net	90,337	95,928	14,138
Prepayments and other current assets, net	154,566	130,231	19,194
Total current assets	602,021	948,984	139,863

Non-current assets:
Fixed assets, net	3,571	2,772	409
Long-term investments, net	7,572	7,315	1,078
Intangible assets, net	64,408	69,050	10,177
Right-of-use assets, net	13,395	7,579	1,117
Goodwill	596,858	596,858	87,966
Amounts due from related parties, non-current	132,716	97,705	14,400
Other non-current assets, net	14,865	15,168	2,235
Total non-current assets	833,385	796,447	117,382
Total assets	1,435,406	1,745,431	257,245

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term loans	121,274	217,356	32,034
Accounts payable	60,800	61,580	9,076
Contract liabilities and customer advance	51,170	53,455	7,878
Amounts due to related parties, current	2,004	233	34
Operating lease liabilities, current	4,823	3,270	482
Accrued expenses and other current liabilities	187,967	170,263	25,095
Total current liabilities	428,038	506,157	74,599

Non-current liabilities:
Amounts due to related parties, non-current	282,998	263,694	38,864
Operating lease liabilities, non current	8,616	4,305	634
Other non-current liabilities	8,350	8,714	1,284
Total non-current liabilities	299,964	276,713	40,782
Total liabilities	728,002	782,870	115,381

DSC HOLDINGS LTD. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for share and per share data, unless otherwise noted)
	As of	As of
	December 31, 2025	June 30,2026
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Mezzanine equity
Preferred Shares	16,538,315	-	-

Shareholders' equity:
Ordinary Shares	123	712	105
Additional paid-in capital	-	18,032,457	2,657,655
Accumulated deficit	(15,828,914)	(17,066,168)	(2,515,242)
Accumulated other comprehensive loss	(2,209)	(4,500)	(663)
Total DSC Holdings Ltd. shareholders’ (deficit)/equity	(15,831,000)	962,501	141,855
Noncontrolling interests	89	60	9
Total shareholders' (deficit)/equity	(15,830,911)	962,561	141,864
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	1,435,406	1,745,431	257,245

DSC HOLDINGS LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	161,104	167,047	24,620	303,840	313,619	46,222
Cost of revenues	(93,943)	(108,047)	(15,924)	(178,936)	(200,741)	(29,586)
Gross profit	67,161	59,000	8,696	124,904	112,878	16,636

Operating expenses:
General and administrative	(16,514)	(173,671)	(25,596)	(46,891)	(194,844)	(28,716)
Sales and marketing	(51,062)	(92,096)	(13,573)	(97,604)	(134,224)	(19,782)
Research and development	(24,196)	(36,767)	(5,419)	(48,106)	(52,979)	(7,808)
Total operating expenses	(91,772)	(302,534)	(44,588)	(192,601)	(382,047)	(56,306)
Operating loss	(24,611)	(243,534)	(35,892)	(67,697)	(269,169)	(39,670)

Other (expenses)/income
Interest expense, net	(1,002)	(118)	(17)	(1,961)	(3,885)	(573)
Foreign exchange income, net	143	1,018	150	213	1,756	259
Others, net	415	2,732	403	4,878	2,284	337
Total other (expenses)/ income, net	(444)	3,632	536	3,130	155	23
Loss before income taxes	(25,055)	(239,902)	(35,356)	(64,567)	(269,014)	(39,647)
Income tax expense	(187)	(695)	(102)	(368)	(936)	(138)
Share of incomes from equity method investments	214	109	16	323	220	32
Net loss	(25,028)	(240,488)	(35,442)	(64,612)	(269,730)	(39,753)
Less: Net income (loss) attributable to noncontrolling interests	900	(3)	-	13	(29)	(4)
Net loss attributable to DSC Holdings Ltd.	(25,928)	(240,485)	(35,442)	(64,625)	(269,701)	(39,749)
Accretion of the Company`s preferred shares	(427,019)	(463,024)	(68,241)	(841,685)	(913,061)	(134,569)
Net loss attributable to ordinary shareholders	(452,947)	(703,509)	(103,683)	(906,310)	(1,182,762)	(174,318)
Loss per share:
Basic and diluted	(3.33)	(0.70)	(0.10)	(6.66)	(1.18)	(0.17)
Weighted average shares:
Basic and diluted	136,159,402	1,001,449,847	1,001,449,847	136,159,402	1,001,449,847	1,001,449,847

DSC HOLDINGS LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(201)	(1,141)	(168)	(304)	(2,291)	(338)
Comprehensive loss	(25,229)	(241,629)	(35,610)	(64,916)	(272,021)	(40,091)
Comprehensive income (loss) attributable to noncontrolling interests	900	(3)	-	13	(29)	(4)
Comprehensive loss attributable to DSC Holdings Ltd.	(26,129)	(241,626)	(35,610)	(64,929)	(271,992)	(40,087)
Accretion of preferred shares	(427,019)	(463,024)	(68,241)	(841,685)	(913,061)	(134,569)
Comprehensive loss attributable to ordinary shareholders of DSC Holdings Ltd.	(453,148)	(704,650)	(103,851)	(906,614)	(1,185,053)	(174,656)

Reconciliation of net loss to non-GAAP
Net Loss (GAAP)	(25,028)	(240,488)	(35,442)	(64,612)	(269,730)	(39,753)
Amortization of intangible assets (1)	5,820	5,756	848	11,402	11,496	1,694
Share-based compensation expenses were included in:
General and administrative	-	159,472	23,503	-	159,472	23,503
Sales and marketing	-	48,196	7,103	-	48,196	7,103
Research and development	-	19,627	2,893	-	19,627	2,893
Adjusted net loss (non-GAAP)	(19,208)	(7,437)	(1,095)	(53,210)	(30,939)	(4,560)

(1) This represents amortization of intangible assets resulting from business combinations.